Taboola.com Ltd.
16 Madison Square West
7th Floor
New York, NY 10010

August 31, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention: Katherine Wray

Re:	Taboola.com Ltd. Registration Statement on Form F-1 Registration No. 333-257879

Dear Ms. Wray

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on September 2, 2021 or as soon thereafter as is practicable.

Please do not hesitate to contact Michael Kaplan of Davis Polk & Wardwell llp at (212) 450-4111, (212) 212 701-5111 (fax) or michael.kaplan@davispolk.com with any questions or comments with respect to this letter.

[Signature Page Follows]

Sincerely,

TABOOLA.COM LTD.

By:	/s/ Stephen Walker
Name: Stephen Walker
Title: Chief Financial Officer

cc:	Adam Singolda, Taboola.com Ltd.
Michael Kaplan, Davis Polk & Wardwell LLP
Lee Hochbaum, Davis Polk & Wardwell LLP
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